NEWS RELEASE 11-02	January 18, 2011

STEP-OUT DRILLING AT LONG CANYON EXPANDS DEPOSIT BY 200 METRES
AND LAYS FOUNDATION FOR ONGOING DISTRICT-SCALE GROWTH

Fronteer Gold Inc. (FRG - TSX/NYSE Amex) announces that its recent round of step-out drilling at Long Canyon has continued to return wide intervals of high-grade oxide gold from new areas, demonstrating the ongoing strength and significant growth potential of this new Nevada gold district.

During the last month of 2010, 31 step-out holes were drilled, largely focused to the northeast. Assays received to date from 21 holes include:

  3.22 grams per tonne gold over 32.0 metres in LC708C, a step-out located 200 metres northeast of previous drilling.

Other step-out holes are highlighted below. Mineralization remains open in all directions.

  3.35 g/t over 38.1 metres, including 10.22 g/t over 6.1 metres in LC728;

  3.30 g/t over 25.0 metres, including 14.40 g/t over 4.0 metres in LC715C;

  4.17 g/t over 12.3 metres in LC706C;

  2.11 g/t over 26.5 metres in LC712C;

  2.69 g/t over 15.7 metres in LC717C;

  1.76 g/t over 19.7 metres in LC704C.

Primary drill composites were calculated using a cut-off of 0.30 g/t, with variably higher cut-offs for the sub-intervals. Drill intersections are reported as drilled thicknesses. True widths of the mineralized intervals generally range between 50-100% of the reported lengths."C" indicates a core hole. For a PDF of comprehensive drill results from 2010, including new and non-reportable intercepts, please click: http://www.fronteergold.com/sites/files/fronteer_admin/LongCanyonDrillResults1102.pdf

For a map highlighting recent drilling, please click:
http://www.fronteergold.com/sites/files/fronteer_admin/LongCanyonDrillMap1102.pdf

“These initial step-out results demonstrate the gold system extends to several new areas. The grade and widths are comparable to step-out holes drilled in late 2009 that through subsequent infill drilling in 2010 came to define continuous zones of high-grade mineralization,” says Moira Smith, Chief Geologist - Nevada, for Fronteer Gold. “The initial results also demonstrate that our geological model is highly predictive and we look forward to drill-testing of new areas along strike, and to the west and east. In addition, several exciting new regional targets have been identified through soil sampling and mapping and will be aggressively pursued in 2011.”

None of these late 2010 step-out results were included in Long Canyon’s recently published interim resource estimate (See Jan. 12, 2011 press release), which already places Long Canyon among the highest grade primary open-pit gold deposits in Nevada today. The resource, quoted at a cut-off grade of 0.20 g/t gold, reported:

  A Measured & Indicated resource of 1,396,000 ounces at an average grade of 2.36 g/t gold (18,371,000 tonnes) and,

  An additional Inferred resource of 803,000 ounces at an average grade of 2.24 g/t gold (11,170,000 tonnes).

Within the next two months, Fronteer Gold will complete a second resource update that will include all drill results from 2010, inclusive of step-out results, to form the basis of an updated Preliminary Economic Assessment.

2011 GOALS

Since acquiring 100% of Long Canyon in late 2010 and expanding our exploration and development program to year-round, it is our intention to update the project resource base on an ongoing basis to keep pace with engineering work and mine-planning activities. Long Canyon’s comprehensive 2011 work program is focused on aggressive resource expansion, as well as on the metallurgical, engineering and environmental work necessary to move the project to feasibility stage. A $30-million work program for 2011 includes:

  a year-round drill program of more than 100,000 metres of exploration and development drilling, currently underway;

  additional updated resource in H1 2011, inclusive of step out results;

  completing an updated Preliminary Economic Assessment in H1 2011;

  initiating permitting;

  completing an additional resource update near year-end 2011; and,

  commencing feasibility stage.

Moira Smith, P. Geo., Nevada Chief Geologist for Fronteer Gold, is the company's designated Qualified Person for this news release and has reviewed and validated that the information contained in the release accurate. Drill composites were calculated using a cut-off of 0.30 g/t. Drill intersections are reported as drilled thicknesses. True widths of the mineralized intervals generally range between 50-100% of the reported lengths. Reverse circulation cuttings were sampled on 5.0 feet (1.52 metre) intervals and core was sampled at geologically selected intervals. Drill samples were assayed by ALS Chemex (ISO9001:2000) in Reno, Nevada for gold by Fire Assay of a 30 gram (1 assay ton) charge with an AA finish, or if over 5.0 g/t were re-assayed and completed with a gravimetric finish. For these samples, the gravimetric data were utilized in calculating gold intersections. QA/QC included the insertion and continual monitoring of numerous standards and blanks into the sample stream, and the collection of duplicate samples at random intervals within each batch. Selected holes are also analyzed for a 72-element geochemical suite by ICP-MS.

ABOUT FRONTEER GOLD
We intend to become a significant gold producer. Our future potential production platform includes our Long Canyon, Sandman and Northumberland projects - all located in Nevada. We also have a 40% interest in Halilaga, an emerging copper-gold porphyry deposit in northwestern Turkey. For further information on Fronteer Gold, visit www.fronteergold.com or contact:

Mark O'Dea, President & CEO
Patrick Reid, Senior Director, Institutional Marketing
Phone 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergold.com

The Long Canyon mineral resource estimate was completed by James Gray, P.Geo., Director of Mineral Resources for Fronteer Gold, who is a Qualified Person as defined by National Instrument 43-101 and has reviewed and validated that the resource-estimaton information contained in the release is consistent with the resource estimate. The Mineral Resource estimation methodologies were independently reviewed at a high level, and were deemed to meet CIM Definition Standards for Mineral Resources and Mineral Reserves (2010), by Harry Parker, P.Geo., Technical Director, AMEC, and Georges Verly, P.Eng., Chief Geostatistician, AMEC. The resource model was constructed using a new and more geostatistically-driven approach than has been used in previous Long Canyon resource estimates, and was designed to capture the combined structural and stratigraphic nature of gold mineralization. The model is based on manually-digitized 3 dimensional geological solids for 10 different lithological units and 20 different structural domains that were used to constrain the interpolation of high and low grade indicator probability shells. Gold grades were then estimated for each 5x10x5 metre block inside these probability shells by inverse-distance-cubed interpolation. Finally, each block was diluted using grades from adjacent blocks and outlying blocks were manually removed to ensure that the criteria of ‘reasonable expectations for economic extraction’ have been met. Classification of the resource is based on the strength of the geological understanding of the deposit, combined with relatively conservative search parameters, such as the number of, and average distances to, nearest drill holes. This updated Mineral Resource estimate is quoted at a cut-off grade of 0.20 g/t gold to be consistent with the internal cut-off defined by Long Canyon’s initial Preliminary Economic Assessment (see Dec. 1, 2009, press release or NI 43-101 report, “Updated Technical Report on the Long Canyon Project Elko County, Nevada, USA,” dated June 28, 2010, and posted on SEDAR (www.sedar.com) on July 2, 2010. Further details of the estimation procedure will be available in an updated NI 43-101 report, which will be posted on SEDAR (www.sedar.com), no later than 45 days from the date of the Jan. 12, 2011, release

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, potential type of mining operation and timing and size of exploration and development programs involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer Gold to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold and silver, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Fronteer Gold’s Annual Information form and Fronteer Gold’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer Gold has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer Gold disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.